Exhibit 4.8

Summary of Agreement between Adira Energy Israel Ltd. ("Adira") Modiin Energy Limited Partnership (“MELP”) and Modiin Energy General Partners (“MEGP”) (collectively “Modiin”)

The agreement reached will see MELP farm in to 70% (of 100%) (the “Modiin Earn-In Rights”) of certain rights of participation in License #378 / "Gabriella" (the “Gabriella License”). This is in addition to Brownstone Ventures Inc‘s right, subject to certain conditions, to earn a 15% participating interest in the Gabriella License.

The material terms of the agreement include the following:

1.	An agreed and approved work plan on the Gabriella License, together with a budget of US$8 million (the “Approved Work Budget”) as well as an expected implementation timeline.

2.

In addition to financing its part of the Approved Work Budget, Modiin will finance Adira Energy’s share of the Approved Work Budget up to US$ 1.2 million. The agreement provides that in the event that Modiin does not meet its funding commitments, as stated above, it will return the Modiin Earn-In Rights without any compensation or any other claim against Adira.

3.

MELP and MEGP will pay Adira Energy a combined royalty of 4.5% on the total wellhead revenue of the rights in oil and / or gas and / or other valuable materials produced up until such time as costs are recovered. Once costs are recovered this combined royalty will increase to 10.5%.

4.

Commencing on the 1st of February 2010, and for a period of two years thereafter, Modiin will pay Adira Energy a monthly fee in respect of advisory services provided by Adira in connection with the license.

5.

MEGP will pay Adira Energy 3.75% (half) of the 7.5% operator fee which MEGP is entitled to receive from MELP in terms of the management agreement between the two. This payment is for a period of 24 months. Following the initial 24 month period Adira will be entitled to receive 4.25% of the operator fee MEPG is entitled to receive from MELP.

6.

Adira Energy have been granted an option to reacquire 15% of the Modiin Earn-In Rights (the "Back-In Option") back from MELP at cost. Cost is defined as cumulative expenditure on the exploration program as at date of exercise of the Back-In Option. The Back-In Option can be exercised during the period commencing on the date hereof and ending on the date which is 6 months from the earlier to occur of a discovery (as defined in the Israel Petroleum law of 1952) or until the license period ends.

7.

The parties have committed to negotiate in good faith a joint operating agreement within 60 days of signing the agreement, with Adira being designated as the Operator and being entitled to a 7.5% fee based on gross expenditures.

8.	The agreement includes provisions regarding the right of refusal and tag along clauses.

9.

As part of the agreement, the general partner of MEGP has committed to invest a total of US$ 300,000 for the purchase by way of a private placement of 600,000 Subscription Receipts to purchase shares of Adira Energy Ltd (the "Subscription Receipts"). The Subscription Receipts will be exchanged automatically without any further consideration for 600,000 common shares in the capital of Adira Energy Ltd. (“Common Shares”) on the date upon which the Common Shares will be listed for trading on a recognized stock exchange in Canada.

10.	The transfer of the Modiin Earn-In Rights is subject to approval of the Petroleum Commissioner responsible for oil affairs in the Ministry of National Infrastructures in Israel.

11.

The agreement is conditional upon approval by the board of Adira and MEGP, as well as the holders of participation rights of MELP to the extent required shareholders to the extent required, as well as any other applicable regulatory approvals.